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                         SECURITIES AND EXCHANGE COMMISSION

                                  Washington, D.C.

                           Three year period ending 2000

                       FORM U-12(I)-B (THREE-YEAR STATEMENT)

          Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).


    (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate).


1.   Name and business address of person filing statement.

     Milbank, Tweed, Hadley & McCloy.  See attached Exhibit A.

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule 71.

     See attached Exhibit B.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     See attached Exhibit C.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     See attached Exhibit D.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

          See attached Exhibit E.


     (b)  Basis for compensation if other than salary.


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          See attached Exhibit E.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     See attached Exhibit E.

     (a)  Total amount of routine expenses charged to client:

          See attached Exhibit E.

     (b )      Itemized list of all other expenses:  No other expenses.



                                   MILBANK, TWEED, HADLEY & McCLOY


Date:  January 30, 1998            By:  /s/ Joris M. Hogan
                                        ...........................
                                        General Partner


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                                      EXHIBIT A



















                           MILBANK, TWEED, HADLEY & McCLOY
                               (a law firm partnership)

                               1 CHASE MANHATTAN PLAZA

                            NEW YORK, NEW YORK  10005-1413


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                                      EXHIBIT B

          Names of persons through whom Milbank, Tweed, Hadley & McCloy may act during 1998, 1999 and 2000 in matters included within the exemption provided by paragraph (b) of Rule 71:

Barnett, C.              Legal Assistant
Chan, S.                 Attorney
Dunn, M.D.               Partner
Gray, R.                 Partner
Kim, J.                  Partner
Lee, D.                  Attorney
Peet, Jr., C.            Partner
Puleo, F.                Partner
Rabinovich, M.           Attorney
Rance, B.                Partner
Siegfried, D.            Partner
Davis, T.                Partner
Foster, Jr., W.          Partner
Amsterdam, A.            Attorney
Ball, Jr., J.            Attorney
Bernard, K.              Legal Assistant
Besio, E.                Attorney
Brant, Jr., D.           Partner
Curry, A.                Attorney
Davis, T.                Partner
Farrar, M.               Attorney
Gaylord, G.              Partner
Harris, W.               Attorney
Hogan, J.                Partner
Jones, D.                Partner
Kubiak, D.               Attorney
Leska, R.                Attorney
Littman, R.              Attorney
McGinness, J.            Attorney
Mullen, Jr., R.          Partner
O'Hara, Jr., R.          Partner
Peinado III, A.          Partner
Pisa, A.                 Attorney
Qi, M.                   Attorney
Ripin, R.                Of Counsel
Schell, T.               Attorney
Siegel, L.               Attorney
Sommer, L.               Attorney
Spring, R.               Partner
Stachtiaris, T.          Attorney
Williams, R.             Partner
Wilson, M.               Attorney


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Wise, T.                 Attorney
Galvan, M.               Attorney
Rosen, D.                Attorney
Brower, N.               Legal Assistant
Reeber, R.               Legal Assistant
Reynolds, B.             Legal Assistant
Locksmith, G.            Legal Assistant
Hooks, R.                Legal Assistant
Huertas, P.              Case Clerk
Cosentino                Legal Assistant
Adams, D.                Attorney
Sellers, J.              Legal Assistant
Sheehan, K.              Legal Assistant
Strosser, K.             Legal Assistant
Teevan, C.               Legal Assistant
Halvey, J.               Partner
Hudanish, D.             Attorney
Unger, T.                Attorney
Ambinder, L.             Attorney
Benson, Jr., W.          Partner
Fine, D.                 Partner
Roberston, E.            Partner
Zwerling, J.             Attorney
Fan, D.                  Librarian
Rubin, S.                Attorney
Victor, M.               Librarian
Gatti, S.                Attorney
Westland, C.             Of Counsel
Barancik, T.             Of Counsel
Immergut, M.             Partner
Reder, R.                Partner
Weissler, M.             Partner
Genova, J.               Partner
Brafman, L.              Attorney
Noguchi, Y.              Legal Assistant
Robinson, A.             Attorney
Vizcarrondo, L.          Legal Assistant
Brenner, T.              Attorney
Buscaglia, A.            Attorney
Friedman, S.             Of Counsel
Griff, C.                Attorney
Jacobs, R.               Partner
Kayle, B.                Partner
Kneip, F.                Partner


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Matzye, P.               Attorney
Messina, A.              Legal Assistant
Ponikvar, D.             Partner
Regante, M.              Partner
Skonieczny, S.           Of Counsel

the business address of each of whom is 1 Chase Manhattan Plaza, New York, New York, 10005-1413; and



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Dookhan, H.              Legal Assistant
Kantor, M.               Partner
Schwarz, J.              Attorney
Shockey, J.              Attorney
Webster, W.              Partner
Elliot, T.               Legal Assistant
Lawrence, R.             Partner
Liles, J.                Of Counsel
Stone, W.                Attorney
May, G.                  Partner
Walker, A.               Attorney

the business address of each of whom is International Square Building, 1825 Eye Street, N.W., Suite 1100, Washington, D.C. 20006; and

Barajas, D.              Attorney
Ejikeme, A.              Attorney
Marks, A.                Attorney
Obrzut, T.               Partner
Reimer, E.               Attorney
Aronzon, P.              Partner
Moore, R.                Attorney
Schunk E.                Partner
Wertlieb, N.             Attorney
Chang, D.                Attorney
Aharonian, T.            Attorney
Carlin, M.               Attorney
Davies, V.               Attorney
Dayen, M.                Attorney
Fenning, A.              Attorney
Feo, E.                  Partner
Garner, III, R.          Attorney
Hinds, E.                Attorney
Klich, A.                Attorney
Olson, K.                Legal Assistant
Wong, K.                 Partner
Kondoleon, N.            Attorney
Lamb, D.                 Partner

the business address of each of whom is 601 South Figueroa Street, 30th Floor, Los Angeles, CA 90017; and


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Siebens, T.              Partner
Agre, R.                 Attorney
Dewar, J.                Attorney
Fletcher, P.             Partner
Marton, R.               Attorney
Stuber, R.               Attorney
Templeton-Knight, J.     Partner
Yahaya, L.               Attorney

the business address of each of whom is Dashwood House, 69 Old Broad Street, London EC2M 1QS ENGLAND.



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                                      EXHIBIT C

          Milbank, Tweed, Hadley & McCloy was employed or retained by the following registered holding companies and/or their subsidiaries in 1997, and is to be so employed or retained in 1998, 1999 and 2000, as more fully described in Exhibit D:


Holding Company:

Central and South West Corporation


Subsidiaries:

Central Power and Light Company

Public Service Company of Oklahoma

Southwestern Electric Power Company

West Texas Utilities Company

Central and South West Services, Inc.

CSW Communications, Inc.

CSW Credit, Inc.

CSW Energy, Inc.

CSW International, Inc.

CSW Power Marketing, Inc.

CSW Energy Services, Inc.

EnerShop, Inc.

CSW Leasing, Inc.

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                                      EXHIBIT D

          The persons named in Exhibit C hereto have engaged Milbank, Tweed, Hadley & McCloy as attorneys during 1997 in presenting, advocating, or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12(i) of the Public Utility Holding Company Act of 1935. The persons named in Exhibit C may also engage Milbank, Tweed, Hadley & McCloy as attorneys during 1998, 1999 and 2000 in presenting, advocating or opposing such matters, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

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                                      EXHIBIT E

          During 1997, Milbank, Tweed, Hadley & McCloy received $5,358,318.50 from those registered holding companies and/or their subsidiaries listed in Exhibit C as compensation for services rendered on behalf of such companies, and $ 328,825.97 for reimbursement of expenses incurred by Milbank, Tweed, Hadley & McCloy in connection with the rendering of such services.

          Milbank, Tweed, Hadley & McCloy expects to receive during 1998, 1999 and 2000 payments of fees and office charges for services which may be deemed to be within the scope of Section 12(i) of the Public Utility Holding Company Act of 1935, from those registered holding companies and/or their subsidiaries listed in Exhibit C. However, the exact amount of such fees and office charges cannot be determined at the present time.